UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                          Spirit Finance Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    848568309
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[_]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848568309
          ----------------

1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                                 LEON G. COOPERMAN

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:

         UNITED STATES

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Number of             5.  Sole Voting Power:                  -0-
Shares Bene-
ficially              6.  Shared Voting Power                 -0-
Owned by
Each Report-          7.  Sole Dispositive Power:             -0-
ing Person
With                  8.  Shared Dispositive Power            -0-

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                      -0-
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10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]

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11.  Percent of Class Represented by Amount in Row (9):

                                        0%

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12.  Type of Reporting Person

                                        IN

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Item 1(a) Name of Issuer:

         Spirit Finance Corporation (the "Issuer").


Item 1(b) Address of the Issuer's Principal Executive Offices:

         14631 N. Scottsdale Road
         Suite 200
         Scottsdale, AZ   82554


Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Investors, L.P. ("Investors LP") and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the ultimate controlling person of Associates, Investors LP, and Equity LP.

     Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman is also one of the Trustees of the Leon and Toby Cooperman Foundation (the "Foundation"), a charitable trust dated December 16, 1981. The other trustees are his wife, Toby Cooperman, his sons, Wayne Cooperman and Michael Cooperman, and his brother, Howard J. Cooperman.


Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of Mr. Cooperman, Investors LP, and Equity LP is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005.

Item 2(c) Citizenship:

     Mr. Cooperman is a United States citizen.

Item 2(d) Title of Class of Securities:

     Common Stock (the "Shares")

Item 2(e) CUSIP Number: 848568309


Item 3.  If  this  statement  is  filed  pursuant  to  Sections   240.13d-1(b)or
         240.13d-2(b)or (c):

     This Item 3 is not applicable.


Item 4.  Ownership:


tem  4(a) (b) Amount Beneficially Owned and Percent of Class:

                  -0-

Item 4(c) Number of Shares as to which such person has:

     (i) Sole power to vote or to direct the vote:      -0-

     (ii) Shared power to vote or to direct the vote:   -0-

     (iii) Sole power to dispose or to direct the disposition of:   -0-

     (iv) Shared power to dispose or to direct the disposition of:  -0-


Item 5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[X ]


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9.  Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below the I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 8, 2007 as of December 31, 2006


LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Investors, L.P.and
Omega Equity Investors, L.P.,


By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
  Power of Attorney on file




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).